EX-99.B-77D(a)

                                W&R FUNDS, INC.

SUB-ITEM 77D(a):  Policies with respect to security investments:

The following non-fundamental investment restrictions were approved by the Board of Directors of W&R Funds, Inc. at a regular meeting of the Board held on May 15, 2002, and became effective July 29, 2002:

Under normal market conditions, W&R Funds, Inc. Core Equity Fund will invest at least 80% of its net assets in equities.

Under normal market conditions, W&R Funds, Inc. International Growth Fund will invest at least 80% of its net assets in foreign securities.

Under normal market conditions, W&R Funds, Inc. Large Cap Growth Fund will invest at least 80% of its net assets in large cap growth securities.

Under normal market conditions, W&R Funds, Inc. Mid Cap Growth Fund will invest at least 80% of its net assets in mid cap securities.

Under normal market conditions, W&R Funds, Inc. Science and Technology Fund will invest at least 80% of its net assets in securities of science or technology companies of companies benefited by the application of scientific or technological discoveries.

Under normal market conditions, W&R Funds, Inc. Small Cap Growth Fund will invest at least 80% of its net assets in small cap stocks.

Under normal market conditions, W&R Funds, Inc. Tax-Managed Equity Fund will invest at least 80% of its net assets in equity securities, primarily common stocks and securities convertible into common stocks.